Exhibit 3.6

NOTICE TO US INVESTORS

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

English Translation of Italian Original

PRESS RELEASE

TELECOM ITALIA MEDIA: THE ISSUES CONSIDERED BY THE BOARD OF DIRECTORS IN RELATION TO THE PROPOSALS ON THE AGENDA OF THE SPECIAL MEETING OF THE SAVINGS SHAREHOLDERS CALLED FOR 3 JULY 2015.

Rome, 25 June 2015

The Board of Directors of Telecom Italia Media, which met today under the chairmanship of Severino Salvemini, reviewed, in the context of a continuous oversight of the process for the merger by incorporation of the Company into Telecom Italia S.p.A., the agenda for the special meeting of the savings shareholders called by their common representative for 3 July 2015, and approved a document containing its considerations regarding points 1 (“Transaction pursuant to art. 146, subsection 1, letter d) of Legislative Decree 58/98”) and 3 (“Integration of the fund created for the expenses necessary for the protection of common interests; related and consequent resolutions") on the agenda for the meeting.

In particular, as more fully illustrated in the issues document published in the Governance/Savings Shareholders' Meeting/Documentation section of the Company website, the Board of Directors, among other considerations:

a)	believes that the conditions do not exist to explore settlement proposals with the savings shareholders, as a category, regarding their treatment in the merger by incorporation of the Company into Telecom Italia S.p.A., in the conviction that, even following careful examination of the objections at present formulated, the terms of the operation are fair, and that the Company's behaviour has been entirely correct and in accordance with the applicable law;

b)	with respect to the proposal to increase the fund for the expenses necessary for the protection of the interests of the category from 200,000 euros to 1 million euros, considering that the amount would evidently be excessive when related to the market value of the shares of this category, the compensation claims notified so far and the time required for the Company to recover said sum, pursuant to law, believes that a majority vote of the meeting of the savings shareholders could not lawfully impose such a restitution charge on the whole category, obliging the Company to advance it, consequently considering any resolution in that sense unlawful and abusive.

In these conclusions, the Board of Directors was supported by a memorandum on the issue by Prof. Mario Notari, an independent expert identified by the Board Committee (composed of all the independent directors of the Company), who was asked to provide an impartial opinion on the lawfulness of the proposed increase and utilisation of the fund. The consultant's complete opinion will be published in full in the Governance/Savings Shareholders' Meeting/Documentation section of the Company website, in view of the special meeting of the holders of savings shares.

In coherence with the above, the Board of Directors reserved the right to take any necessary or advisable action to protect the interest of the Company and all its stakeholders, if the special shareholders' meeting should nonetheless make unlawful or abusive resolutions.

Telecom Italia

 Press Office

 +39 06 3688 2610

 http://www.telecomitalia.com/media

Telecom Italia Media

 Investor Relations

 +39 06 35598278
http://www.investor.telecomitaliamedia.it

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